

Positive Polar
June 18 at 6:51 PM ·

History shows whaling's toll. In 1820, the Essex, a whaling ship from Nantucket, was sunk by a sperm whale in the Pacific. Stranded thousands of miles from land, the crew faced a grim survival ordeal—later inspiring *Moby-Dick*. This dramatic clash highlights the intense hunting pressure whales endured, shaping today's depleted populations.

One of the "Whale Highways" itineraries of our Science Expedition Cruise Ship will be sailing through the islands from Chile that did inspired this story as "Mocha" Island, "Robinson Crusoe", "Alexander Selkirk" and the "Desventuras" Archipelago.

A unique connection between an US epic story and Chile that you will be able to relive in a positive way on our ships.

Join us in bringing balance back! Support and Invest in us! 💪🏻🚢🌎🇫🇮🗽🐋👍🏻
https://wefunder.com/positivepolar
It's not only an expedition...
It's an Outdoor Wildlife Adventure
on a Mission to Help the Planet!
#positivepolar #ocean #ships #OceanRestoration #whalerestoration #passionate #OceanScience #beauty #ProudMoment #expeditioncruise See less

Edit

13 2 1

Comment as Positive Polar